Filed by Stratasys Ltd.

(Commission File No. 001-35751)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Form F-4 No. 333-272759

Subject Company: Desktop Metal, Inc. (Commission File No. 001-38835)

The following are screenshots of the Stratasys Ltd. and Desktop Metal, Inc. website (https://www.nextgenerationam.com/nanoobjection) on June 20, 2023.